Exhibit 99.31

October 30, 2009

Dear Shareholders:

I write today to request your consideration of what I believe is a restorative opportunity for Grandview Gold, and to share my confidence in your company.

As you know, the economic winter was particularly difficult for junior gold companies. For Grandview, caught on the downswing of the exploration and funding cycle, it was even more so. Due in large part to the wisdom and leadership of our President and CEO Paul Sarjeant and an excellent board of directors, the company negotiated the convergence of unprecedented challenges and has emerged on the upside – battleworn, but prepared for and confident in the future.

Over the recent months, we explored a variety of funding options, weighing each against the new direction we have planned for Grandview. One potential funding partner shares both our long-term vision for the company and our passion for the particular gold districts in which we are already invested.

Our goals moving forward are simple. To increase shareholder value and the capitalization of the company by focusing on highly prospective and cash-flowing domestic and Latin American opportunities that, a) lessen our dependence on the capital markets, b) concentrate geological and financial assets on/in the ground, and c) create an accessible acquisitions mechanism within the company. Moving forward, we fully expect our market cap to be measured on the basis of production ounces and reserves, not primarily at the discretion of the markets.

This package contains details of a strong funding proposal presented by Centerpoint Resources, Inc, a private Canadian company that invests in natural resource properties and in highly-prospective companies that operate in the natural resource sector. I believe, and the board believes, that the Centerpoint proposal is worth our enthusiastic support.

From our perspective we are a newly energized and more narrowly-focussed company; a company with excellent Canadian gold districts prospects, and a new small gold-producing property in Peru. The distance between where the company is now and the gold-producing future we see for ourselves in the relative near term, can be filled by a small turn-key mill. This funding should allow us to finance and install that mill and become a small producing mining company with a positive cash flow. A cash flow to fund future small mine project acquisition and accelerate exploration at our Red Lake and Rice Lake gold district projects.

We believe that this new direction is the best one for Grandview, and we believe that the small mines concept, with its high profit to capital cost ratio, is the catalyst for reduced funding pressure, substantial growth and increased capitalization. Be assured the all monies raised by the proposed $1.5 million financing would be spent judiciously to develop the Peruvian gold property, not to pay debt or to support overhead.

During this last year, we trimmed our already low overhead costs to maintenance levels. Proceeds from the concurrent $500,000 non-brokered financing which may in part be fulfilled by directors and officers of the company, would be used for Canadian exploration and for general corporate purposes including an update of corporate collateral and website.

In closing then I thank you once again for your continued support of Grandview Gold through this extraordinarily difficult time, and ask that you consider the enclosed proposal with the same degree of diligence and forward thinking that we did these past several months.

If you have any questions whatsoever with respect to the contents of this package, please feel free to call us at 416.486.3444 or send an email to ir@grandviewgold.com . As always, we welcome dialogue with our shareholders.

"Michael Hitch"

Yours most sincerely,

Dr. Michael Hitch, Ph.D. P.Geo
Chairman